UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 4, 2007

<u>DATAJUNGLE SOFTWARE INC.</u>

(Exact name of registrant as specified in its charter)

NEVADA	**001-05996**	**91-0835748**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1038 Redwood Highway, Suite 100A, Mill Valley, CA	94941
(Address of principal executive offices)	(Zip Code)

<u>415-389-1625</u>
(Registrant's telephone number, including area code)

Copies to:
Gregory Sichenzia, Esq.
Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone (212) 930-9700
Fax (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES.

DataJungle Software Inc. (the "Company") granted warrants to purchase 2,000,000 restricted shares each of the Company's common stock (the "Warrants') to David Morris, Larry Bruce, Craig Harper, Robert Lendvai and Paul Gariboldi. The Warrants have an exercise price of $0.30 per share and expire on September 30, 2011. The Warrants are exercisable as follows: 700,000 on December 31, 2007; 650,000 on June 30, 2008; and 650,000 on December 31, 2008.

The Company granted 100,000 warrants to purchase 100,000 shares of the Company's common stock to Edward Munden with an exercise price of $0.30 per share and expires on September 30, 2011.

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

On October 4, 2007, Don Carter resigned from our Board of Directors. The resignation of Mr. Carter did not stem from any disagreement with the Company.

On October 5, 2007, the Board of Directors (the "Board") of the Company appointed Craig Harper, as director of the Company, effective October 5, 2007.

On October 4, 2007, David Morris was given a bonus of $50,000 USD payable on October 4, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 10, 2007   DATAJUNGLE SOFTWARE INC.
                                            (Registrant)

                                    By:/s/ Lawrence Bruce
                                    Name: Lawrence Bruce
                                    Title: Principal Financial Officer